SEC

19007826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headlands Tech Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 North Wacker Drive, Suite 1900
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil M. Fitzpatrick (312) 601-8643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil M. Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Headlands Tech Global Markets, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON HILL
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 4, 2022

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Headlands Tech Global Markets, LLC

Statement of Financial Condition

Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Headlands Tech Global Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Headlands Tech Global Markets, LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

Chicago, IL
February 27, 2019

Headlands Tech Global Markets, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 12,699,085
Securities owned, at fair value	286,253,888
Interest receivable	1,908,899
Property and equipment, net of accumulated depreciation of $80,364	37,147
Other assets	134,571
Total assets	$301,033,590
Liabilities and member's capital	
Liabilities:	
Payable to clearing broker, net	$ 52,528,431
Securities sold, not yet purchased, at fair value	201,844,929
Accrued compensation and benefits	2,350,171
Payable to affiliate	636,960
Payable to Parent	153,952
Accrued expenses	313,234
Total liabilities	257,827,677
Member's capital	43,205,913
Total liabilities and member's capital	$301,033,590

See accompanying notes.

Headlands Tech Global Markets, LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Nature of Operations

Headlands Tech Global Markets, LLC (the Company) is a wholly owned subsidiary of Headlands Tech Holdings, LLC (the Parent). The Company trades in municipal, corporate, and agency securities. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash includes amounts due from banks in both non-interest bearing and interest bearing accounts. At December 31, 2018, all cash amounts are held at two major financial institutions.

Receivable from and Payable to Clearing Broker

The Company, pursuant to a customary agreement, conducts business with one clearing broker, Pershing, LLC, for its trading activities. Receivable from and payable to clearing broker includes trades pending settlement as well as cash and margin balances held at the clearing broker. The Company's margin balances are collateralized by the Company's securities and cash balances held at the clearing broker, subject to collateral maintenance requirements. The Company's activity with its clearing broker is subject to a master netting agreement. In the event the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk. At December 31, 2018, the payable to clearing broker, net, primarily relates to margin balances, cash collateral and unsettled trades.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment, including computer equipment, furniture and fixtures, and office equipment, are recorded at cost, less accumulated depreciation.

Computer equipment includes workstations and networking equipment. Computer equipment is depreciated on a straight-line basis over a useful life of three years. Furniture and fixtures include office furniture and related fixtures. Furniture and related fixtures are depreciated on a straight-line basis over a useful life of five years. Office equipment is depreciated on a straight-line basis over a useful life of three years.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company conducts trading activity in municipal and corporate bonds, and as a result holds inventory in certain financial instruments. In order to mitigate the risk of future price fluctuations in these securities, the Company also sells short certain corporate and U.S. Government agency bonds. The Company records these securities at fair value. The fair value of the securities is based on the last reported valuation as calculated by the clearing broker using independent pricing vendors.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income or loss becomes reportable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year and no adjustments were made to prior periods. Further, the Company does not believe any material tax positions exist and therefore will not be recorded within the next 12 months.

3. Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

3. Financial Instruments (continued)

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other securities valued using broker quotes (such as most fixed income securities), where these can be corroborated to observable market data.
- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Municipal securities*	$ -	$ 285,131,980	$ -	$ 285,131,980
Corporate securities**	-	1,121,908	-	1,121,908
Total	$ -	$ 286,253,888	$ -	$ 286,253,888
Liabilities				
Securities sold, not yet purchased:				
Corporate securities**	$ -	$ 169,056,842	$ -	169,056,842
Agency securities***	-	32,736,940	-	32,736,940
Municipal securities	-	51,147	-	51,147
	$ -	$ 201,844,929	$ -	$ 201,844,929

* Approximately 97% of the securities have a credit rating of investment grade and 69% of the securities have a maturity of 10 years or less.

**All securities have a credit rating of investment grade and 93% of the securities have a maturity of 10 years or less.

***All securities have a credit rating of investment grade and a maturity of 10 years or less.

For the year ended December 31, 2018, the Company held no financial instruments classified within Level 1 or Level 3. All fixed income securities are classified as Level 2 in the fair value hierarchy.

4. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, Headlands Technologies, LLC, including office, facilities, and personnel support. The Parent (or affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with an expense agreement between the Company and the Parent (or affiliate). At December 31, 2018, the Company owes the Parent $153,952 and the affiliate $636,960 for reimbursable expenses.

5. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Company would incur if various financial instruments failed to perform pursuant to the terms of their obligations to the Company.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions at a reasonable price in times of low trading volume, high volatility or financial stress.

6. Significant Risk Factors (continued)

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Prepayment Risk

Certain bonds allow for prepayment of principal without penalty. Bonds subject to prepayment risk generally offer less potential for gains when interest rates decline, and may offer a greater potential for loss when interest rates rise. In addition, with bonds, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. As a result, the timing and amount of revenue recognized relating to these securities may vary based upon actual maturity.

Political Risk

The Company is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's business.

Legal and Regulatory Risk

The financial services industry faces legal and regulatory risks. The Company is subject to claims and lawsuits brought against the Company in the ordinary course of business. The Company is also subject to inquiries, investigations and proceedings by regulatory and other governmental agencies. Actions brought against the Company may result in settlements, awards, injunctions, fines, penalties and other results adverse to us.

7. Employee Deferred Compensation Plan

The Parent has adopted a deferred compensation plan for certain eligible employees of the Company (the Plan). The Plan is unfunded, and benefit amounts are subject to trading-based performance metrics. The Plan is limited to those employees who are selected by the Parent's Compensation Committee. The Plan is subject to an annual return generally based on the Company's performance. Deferred compensation of $160,111 is included in accrued compensation and benefits on the statement of financial condition at December 31, 2018. This amount will be paid out in 2019. The awards are recorded as employee compensation expense over the vesting period.

8. Recent Accounting Pronouncements

Effective January 1, 2018, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board (FASB) in May 2014, clarifying the principles for recognizing revenue from certain contracts. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance is not material to the Company's statement of financial condition.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842) which supersedes the leasing guidance in ASC 840, *Leases*. Under ASU 2016-02, lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2019 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the statement of financial condition. This standard is not applicable to the Company.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital changes from day to day, but at December 31, 2018, the Company had net capital of $17,838,812, and required net capital of $230,288. At December 31, 2018, the Company's percentage of aggregate indebtedness to net capital was 19.36%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2018, the Company was in compliance with all such requirements.

10. Subsequent Events

No subsequent events or transactions have occurred through the date the statement of financial condition were available to be issued, that would have materially affected the statement of financial condition as presented herein.

EY
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Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To Management and Officers of Headlands Tech Global Markets, LLC

We have performed the procedures enumerated below, which were agreed to by management and officers of Headlands Tech Global Markets, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with corresponding wire transfer.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Headlands Tech Global Markets, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2019